FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of January, 2005

                          GRANITE MORTGAGES 04-3 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-3 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date: March 22, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date: March 22, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date: March 22, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustee, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 January 2005 - 31 January 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                           304,509

Current Balance - Trust Mortgage Assets              (GBP)27,705,573,878

Current Balance - Trust Cash and other Assets          (GBP)870,606,825

Last Months Closing Trust Assets                     (GBP)22,134,589,142

Funding share                                        (GBP)19,529,504,753

Funding 2 share                                       (GBP)4,370,694,254

Funding and Funding 2 share                           (GBP)23,900,199,007

Funding and Funding 2 Share Percentage                       83.64%

Seller Share*                                         (GBP)4,675,981,696

Seller Share Percentage                                      16.36%

Minimum Seller Share (Amount)*                        (GBP)1,725,371,700

Minimum Seller Share (% of Total)                            6.04%

Excess Spread last quarter annualised (% of Total)           0.53%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                 Number     Principal (GBP)    Arrears (GBP)   By Principal (%)

<1 Month         299,746     27,282,445,816        0                  98.47%

>= 1<3 Months     4,010        365,163,367     2,782,005               1.32%

>= 3<6 Months      619          47,432,322     1,182,433               0.17%

>= 6<9 Months      116           9,375,787      420,740                0.03%

>= 9< 12 Months    16            1,050,153       65,957                0.00%

>= 12 Months        2             106,433         8,811                0.00%

Total            304,509     27,705,573,878    4,459,946             100.00%
-------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                        Number          Principal (GBP)          Arrears (GBP)

Total (since inception)  280               17,583,551               880,896
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                               79

Number Brought Forward                                                 54

Repossessed (Current Month)                                            25

Sold (since inception)                                                201

Sold (current month)                                                   2

Sale Price/Last Loan Valuation                                        1.06

Average Time from Possession to Sale (days)                           132

Average Arrears at Sale                                          (GBP)2,877

Average Principal Loss (Since inception)*                        (GBP)104

Average Principal Loss (current month)**                           (GBP)0

MIG Claims Submitted                                                    6

MIG Claims Outstanding                                                  0

Average Time from Claim to Payment                                     41
-------------------------------------------------------------------------------
* This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                             Number           Principal (GBP)

Substituted this period                      67,451        (GBP)7,666,220,555

Substituted to date (since 26 March 2001)   562,237        (GBP)48,998,814,077
-------------------------------------------------------------------------------


CPR Analysis

-------------------------------------------------------------------------------
                                             Monthly          Annualised

Current Month CPR Rate - Removals             1.83%             19.84%

Previous Month CPR Rate - Removals            2.91%             29.86%

Current Month CPR Rate - Non-Removals         1.64%             17.96%

Previous Month CPR Rate - Non-Removals        2.77%             28.62%

Current Month CPR Rate - Total                3.46%             34.48%

Previous Month CPR Rate - Total               5.68%             50.35%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                    23.226

Weighted Average Remaining Term (by value) Years                20.70

Average Loan Size                                           (GBP)90,984

Weighted Average LTV (by value)                                 75.00%

Weighted Average Indexed LTV (by value)                         65.50%

Non Verified (by value)                                         39.03%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                         51.94%

Together (by balance)                                           23.09%

Capped (by balance)                                              0.70%

Variable (by balance)                                           21.02%

Tracker (by balance)                                             3.25%

Total                                                          100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number       % of Total       Value (GBP)         % of Total

East Anglia       6,010           1.97%          548,570,363            1.98%

East Midlands     21,575          7.09%         1,762,074,499           6.36%

Greater London    36,773          12.08%        5,463,539,169          19.72%

North             33,487          11.00%        2,016,965,778           7.28%

North West        41,010          13.47%        3,008,825,323          10.86%

Scotland          36,760          12.07%        2,440,861,059           8.81%

South East        45,214          14.85%        5,624,231,497          20.30%

South West        19,543          6.42%         1,992,030,762           7.19%

Wales             12,599          4.14%          919,825,053            3.32%

West Midlands     19,990          6.56%         1,714,975,023           6.19%

Yorkshire         31,548          10.36%        2,216,445,910           8.00%

Total            304,509           100%        27,705,573,878           100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------
                                 Number        Value (GBP)         % of Total

0% <25%                         10,903         432,206,952             1.56%

>= 25% <50%                     36,881        2,778,869,060           10.03%

>= 50% <60%                     24,063        2,263,545,386           8.17%

>= 60% <65%                     14,175        1,407,443,153           5.08%

>= 65% <70%                     16,989        1,712,204,466           6.18%

>= 70% <75%                     22,285        2,244,151,484           8.10%

>= 75% <80%                     23,558        2,654,193,978           9.58%

>= 80% <85%                     38,064        4,125,359,950          14.89%

>= 85% <90%                     39,463        3,720,858,572          13.43%

>= 90% <95%                     57,335        4,654,536,412          16.80%

>= 95% <100%                    20,443        1,690,040,007           6.10%

>= 100%                           350           22,164,459            0.08%

Total                          304,509       27,705,573,878         100.0%
-------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

Endowment                         25,565        1,947,701,844           7.03%

Interest Only                     48,646        7,015,051,306          25.32%

Pension Policy                     602            63,722,820            0.23%

Personal Equity Plan              1,147           85,887,279            0.31%

Repayment                        228,549      18,593,210,630           67.11%

Total                            304,509      27,705,573,878         100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

Full Time                        266,001       22,818,310,646         82.36%

Part Time                         3,889          252,120,722           0.91%

Retired                            475            16,623,344           0.06%

Self Employed                     31,103        4,468,909,067         16.13%

Other                             3,041          149,610,099           0.54%

Total                            304,509       27,705,573,878        100.00%
-------------------------------------------------------------------------------

--------------------------------------------------------------------
NR Current Existing Borrowers' SVR                6.84%

Effective Date of Change                     1 September 2004
--------------------------------------------------------------------

Notes    Granite Mortgages 04-3 plc

-------------------------------------------------------------------------------
                Outstanding          Rating          Reference Rate      Margin
                                Moodys/S&P/Fitch

Series 1

A1              $600,034,693      Aaa/AAA/AAA             2.57%          0.06%

A2          (euro)494,000,000     Aaa/AAA/AAA             2.25%          0.07%

A3             $1,248,100,000     Aaa/AAA/AAA             2.61%          0.10%

B                $59,200,000       Aa3/AA/AA              2.67%          0.16%

M                $31,400,000         A2/A/A               2.78%          0.27%

C                $62,700,000     Baa2/BBB/BBB             3.10%          0.59%

Series 2

A1               $713,700,000      Aaa/AAA/AAA            2.65%          0.14%

A2           (euro)800,150,000     Aaa/AAA/AAA            2.32%          0.14%

B             (euro)74,400,000      Aa3/AA/AA             2.46%          0.28%

M             (euro)57,900,000        A2/A/A              2.55%          0.37%

C            (euro)139,050,000     Baa2/BBB/BBB           2.98%          0.80%

Series 3

A1            (GBP)411,250,000      Aaa/AAA/AAA           5.06%          0.18%

A2            (GBP)600,000,000      Aaa/AAA/AAA           5.515%    Fixed until
                                                                        09/2011

B              (GBP)54,350,000       Aa3/AA/AA            5.23%          0.35%

M              (GBP)42,250,000        A2/A/A              5.33%          0.45%

C              (GBP)99,450,000     Baa2/BBB/BBB           5.76%          0.88%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)          (GBP)593,051,601         15.66%

Class C Notes ((GBP) Equivalent)                (GBP)229,275,589          6.05%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                             % of Funding Share

Class B and M Notes ((GBP) Equivalent)          (GBP)593,051,601          3.04%

Class C Notes ((GBP) Equivalent)                (GBP)229,275,589          1.17%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Granite Mortgages 04-3 Reserve Fund Requirement  (GBP)48,000,000          0.25%

Balance Brought Forward                          (GBP)41,000,000          0.21%

Drawings this Period                                (GBP)0                0.00%

Excess Spread this Period                       (GBP)6,307,048            0.03%

Funding Reserve Fund Top-up this Period*          (GBP)692,952            0.00%

Current Balance                                  (GBP)48,000,000          0.25%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Funding Reserve Balance                         (GBP)45,046,484           0.23%

Funding Reserve %                                    1.0%                  NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.